TODD SHIPYARDS CORPORATION ANNOUNCES QUARTERLY FINANCIAL RESULTS FOR JUNE 27,
2004

VIA FACSIMILE                                       CONTACT: SUMMER O'CONNOR
TOTAL PAGES - 3                                        SHAREHOLDER RELATIONS
                                                     (206) 623-1635 Ext. 106


SEATTLE, WASHINGTON...July 26, 2004...Todd Shipyards Corporation (the "Company") announced financial results for the first quarter ended June 27, 2004. For the quarter, the Company reported net income of $1.2 million or $0.22 per diluted share on revenue of $32.1 million. For the prior year first quarter ended June 29, 2003, the Company reported a net loss of $2.2 million or $(0.42) per diluted share on revenue of $21.1 million.

The Company's first quarter revenue of $32.1 million reflects an increase of $11.0 million (52%) from the same period of fiscal year 2004. The quarter-to-quarter increase is primarily attributable to higher Navy work volumes. This increase was partially offset by lower volumes of US Coast Guard work and other commercial ship repair activity. Also, in the first quarter of fiscal year 2005, the Company did a significant amount of work under the AOE contract that was associated with the transfer of these vessels from active Navy service. The end of these ships' active Navy role will ultimately result in the discontinuation of the Company's work under the current AOE contract.

For the quarter ended June 27, 2004, the Company reported operating income of $1.7 million. In the prior year quarter ended June 29, 2003, the Company reported an operating loss of $3.7 million. The increase in operating income for the first quarter of fiscal year 2005 from levels reported in the first quarter of fiscal year 2004 is attributable to the above mentioned increase in Navy work volumes, as well as the $2.5 million charge that was recorded in the first quarter of fiscal year 2004 related to the unanticipated bankruptcy of one of the Company's former workers compensation carriers.

The Company reported investment and other income of $0.2 million and $0.3 million for the quarters ended June 27, 2004 and June 29, 2003, respectively.

For the quarter ended June 27, 2004, the Company reported income before income taxes of $1.9 million and recorded $0.7 million in federal income tax expense, resulting in net income reported for the period of $1.2 million. In the prior year period ended June 29, 2003, the Company reported a loss before income taxes of $3.4 million and recorded $1.2 million federal income tax benefit, resulting in a net loss for the period of $2.2 million.

In the first quarter of fiscal year 2005, the Company was awarded a new five year contract with the United States Navy to provide long term maintenance on the NIMITZ CLASS aircraft carriers (CVN) home ported in Puget Sound.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended June 27, 2004 and June 29, 2003
(in thousands of dollars, except per share data)

                                           Quarter Ended
                                        06/27/04    06/29/03


Revenue                                 $ 32,095     $21,138

Operating expenses:
  Cost of revenue                         21,387      17,608
  Administrative and manufacturing
   overhead expenses                       9,016       7,418
  Other - insurance settlements              (17)       (168)
  Total operating expenses                30,386      24,858

Operating income (loss)                    1,709      (3,720)

Investment and other income                  186         315
Gain on sales of
  available-for-sale securities                -          18

Income (loss) before income taxes          1,895      (3,387)
Income tax (expense) benefit                (673)      1,167

Net income (loss)                       $  1,222    $ (2,220)

Income (loss) per common share:
  Diluted                                $  0.22     $ (0.42)

Number of shares used in the
calculation of earnings per share
  (thousands)                              5,638       5,268

A copy of the Company's financial statements for the quarter ended June 27, 2004 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.

                                     06/27/04   03/28/04
                                   (Unaudited)
ASSETS
Cash and cash equivalents             $ 2,713   $ 1,328
Securities available-for-sale          30,170    30,682
Accounts receivable, net                9,140     7,630
Insurance Receivable - current         13,500    13,500
Other current assets                   12,909    17,690
Total Current Assets                   68,432    70,830

Property, plant and equipment, net     28,546    28,244
Deferred pension asset                 28,683    28,725
Insurance receivable                   15,595    15,748
Other long term assets                  3,899     4,355
Total Assets                         $145,155  $147,902

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable    $13,548   $17,012
Environmental and other reserves -
 Current                               13,500    13,500
Other current liabilities               4,279     3,956
Total Current Liabilities              31,327    34,468

Environmental and other reserves       18,232    18,511
Accrued postretirement benefits        15,685    15,791
Other non-current liabilities           7,994     7,761
Total Liabilities                      73,238    76,531

Total stockholders' equity             71,917    71,371
Total liabilities and
  stockholders' equity               $145,155  $147,902

A copy of the Company's financial statements for the quarter ended June 27, 2004 will be filed with the Securities & Exchange Commission as part of its quarterly report on Form 10-Q. The Company's Form 10-Q should be read in conjunction with this earnings report.